April 15, 2009

VIA EDGAR

Joseph McCann, Esq.
US Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20002

RE:	Titan Energy Worldwide, Inc.
Request for Withdrawal of Registration Statement on Form S-1
Filed with the SEC on April 30, 2008
File No. 333-150543

Dear Mr. McCann:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, “Titan Energy Worldwide, Inc.” (the “Company”) hereby submits this application (the “Application”) for withdrawal of its Registration Statement on Form S-1, and all exhibits thereto, filed with the Securities and Exchange Commission (“Commission”) on April 30, 2008 (File No. 333-150543) (the “Registration Statement”).  The Registration Statement was filed in order to register the resale of up to 11,789,020 shares of the Company’s common stock (the “Common Stock”) by the selling stockholders identified in the Registration Statement prospectus (the “Selling Stockholders”), which are issuable to them upon conversion of preferred stock held by them, and upon exercise of warrants held by them.  The Company’s Selling Stockholders have informed us that they may soon commence selling shares of the Common Stock without registration pursuant to Rule 144 of the Securities Act and therefore it is no longer necessary for the Company to pursue the effectiveness of its Registration Statement.

The Company requests that the Commission consent to this application for the foregoing reasons, and on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company confirms that the Registration Statement has not been declared effective by the Commission and that no securities have been sold pursuant to the Registration Statement.  Furthermore, the Company acknowledges that this request is deemed granted as of the date of filing of this Application unless the Commission notifies the Company within 15 calendar days of such filing that this Application will not be granted.

If you have any questions regarding this Application, please contact our counsel Arthur S. Marcus, Esq., of Gersten Savage LLP, at 212-752-9700.  His facsimile number is (212) 980-5192.

Very truly yours, TITAN ENERGY WORLDWIDE, INC.

By:	/s/ John M. Tastad
John M. Tastad
Chief Executive Officer